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                                    PRESS RELEASE



                             AMERICAN AIRLINES COMPLETES
                           TENDER OFFER FOR RENO AIR, INC.


Fort Worth, Texas -- American Airlines, Inc., a subsidiary of AMR Corp. (NYSE:
AMR), and Reno Air, Inc. (NASDAQ: RENO; PCX: RNO), today announced that American Airlines through its wholly-owned subsidiary, Bonanza Acquisitions, Inc., has completed its cash tender offer for the outstanding shares of common stock and preferred stock of Reno Air, Inc. The tender offer expired as scheduled, at midnight, Eastern Standard Time, on Tuesday, Dec. 22, 1998.

Based on a preliminary count, 9,194,514 shares of common stock were tendered (including 571,081 shares of common stock subject to guarantee of delivery) and accepted for payment at a price of $7.75 per share. Also based upon a preliminary count, 1,454,283 shares of preferred stock were tendered (including 43,793 shares of preferred stock subject to guarantee of delivery) and accepted for payment at a price of $27.50 per share.

The planned acquisition of Reno Air, which was announced by the two carriers on Nov. 19, will enhance American's overall network and strengthen its presence in the Western United States.